Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to combined fixed charges for the periods indicated on a consolidated historical basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” are defined as income before taxes plus fixed charges less capitalized interest. “Fixed charges” consist of interest expensed and capitalized and an estimate of interest within rent expense.

(Dollars in thousands)	Twelve Months Ended December 31,					Nine Months Ended September 30,
	2013	2012	2011	2010	2009	2014
Earnings:
Income from continuing operations before income taxes	$46,075	$406,687	$872,926	$430,958	$737,217	$103,426
Fixed charges, as shown below	292,958	285,784	289,123	240,177	61,572	214,021
Equity in income of investees, net of distributions	(20,095)	(11,548)	(17,463)	(7,996)	(7,207)	18,917
Noncontrolling Interest	1,386	397	—	(11,845)	(27,425)	—

Adjusted Earnings	$320,324	$681,320	$1,144,586	$651,294	$764,157	$336,364

Fixed charges:
Interest on indebtedness, expensed or capitalized	$262,915	$258,096	$263,891	$218,425	$43,289	$182,950
Interest within rent expense	30,043	27,688	25,232	21,752	18,283	31,071

Total Fixed Charges	$292,958	$285,784	$289,123	$240,177	$61,572	$214,021

Ratio of Earnings to Fixed Charges	1.09	2.38	3.96	2.71	12.41	1.57